UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 30, 2024

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	Alternative Monthly Report- Mindset Capital LLC, as originally filed on Sedar on April 30, 2024
2.	Form 51-102F3 Material Change Report regarding Grown Rogue International announcing increasing ownership in Michigan Operations, as originally filed on Sedar on May 6, 2024
3.	Form 20F For the transition period from November 1, 2023 to December 31, 2023, as originally filed on Sedar on May 21, 2024
4.	Management Information Circular – Solicitation of Proxies, as originally filed on Sedar on May 23, 2024
5.	Other – Abridgement of Time Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, as originally filed on Sedar on May 23, 2024
6.	Other – Request for Financial Statements, as originally filed on Sedar on May 23, 2024
7.	Other – Letter of Transmittal, as originally filed on Sedar on May 23, 2024
8.	Form of proxy for use at the Annual and Special Meeting of Shareholders, as originally filed on Sedar on May 23, 2024
9.	Notice of Annual and Special Meeting of Shareholders, as originally filed on Sedar on May 23, 2024
10.	Consolidated Financial Statements for the three months ended March 31, 2024, as originally filed on Sedar on May 29, 2024
11.	Form 51-102F1 Management Discussion and Analysis for the three months ended March 31, 2024, as originally filed on Sedar on May 29, 2024
12.	Form 52-109FV2 CFO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on May 29, 2024
13.	Form 52-109FV2 CEO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on May 29, 2024
14.	News Release – Grown Rogue Reports First Quarter 2024 Results, as originally filed on Sedar on May 30, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated May 30, 2024	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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